Exhibit 99.2

ASX ANNOUNCEMENT

4 February 2015

Notice of Extraordinary General Meeting and Sample Proxy

Melbourne, Australia, 4 February 2015: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) is pleased to release the attached Notice for an Extraordinary General Meeting of shareholders (the “Meeting”), together with a Sample Form of Proxy for the Meeting. All documents will be mailed to shareholders during the coming week.

As detailed in the Notice, the Meeting will be held at 10.00 am on Friday, 6 March 2015, (Melbourne time) at the Company’s offices which are located at the following address:

60-66 Hanover Street

Fitzroy, Victoria 3065

Australia

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Chief Operating Officer &	Blueprint Life Science Group
Chief Financial Officer	+1 (415) 375 3340, Ext. 105
Genetic Technologies Limited
+ 61 3 8412 7050)

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

GENETIC TECHNOLOGIES LIMITED

ACN 009 212 328

NOTICE of EXTRAORDINARY GENERAL MEETING

Notice is given that an Extraordinary General Meeting of the Shareholders of Genetic Technologies Limited ACN 009 212 328 (GTG or the Company) will be held at 60-66 Hanover Street Fitzroy, Victoria on Friday, 6 March 2015 at 10.00am (Melbourne time) for the purpose of considering and, if thought appropriate, passing the following resolutions:

1.                                      Resolution 1 — Ratification of prior Placement of Shares to Ironridge Global IV Ltd

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That pursuant to ASX Listing Rule 7.4 and all other purposes, the members of the Company approve and ratify the Company’s allotment and issue of 10,583,420 fully paid ordinary shares in the capital of the Company credited as fully paid to Ironridge Global IV Ltd and upon the terms, as outlined in the Explanatory Notes which accompany this Notice of Extraordinary General Meeting.”

2.                                      Resolution 2 — Ratification of prior Placement of Shares to Kentgrove Capital Growth Fund

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That pursuant to ASX Listing Rule 7.4 and all other purposes, the members of the Company approve and ratify the Company’s allotment and issue of a total of 116,000,000 fully paid ordinary shares in the capital of the Company credited as fully paid to Kentgrove Capital Growth Fund, and upon the terms, as outlined in the Explanatory Notes which accompany this Notice of Extraordinary General Meeting.”

3.                                      Resolution 3 — Approval of Standby Equity Placement Facility (Kentgrove Capital Growth Fund)

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That pursuant to ASX Listing Rule 7.1 and all other purposes, the members of the Company approve the issue to Kentgrove Capital Growth Fund of a maximum of $24 million worth of fully paid ordinary shares in the capital of the Company at the Minimum Share Price specified in accordance with the ASX Listing Rules and otherwise on the terms and conditions set out in the Explanatory Notes which accompany this Notice of Extraordinary General Meeting.”

4.                                      Resolution 4 - Approval of proposed new placement of Shares to sophisticated investors

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That pursuant to ASX Listing Rule 7.1 and all other purposes, the members of the Company approve the issue of a maximum of $15 million worth of fully paid ordinary shares in the capital of the Company to institutional and sophisticated investors (to be approved by the Board) at the Minimum Share Price specified in accordance with the ASX Listing Rules and otherwise on the terms and conditions set out in the Explanatory Notes which accompany this Notice of Extraordinary General Meeting.”

Dated this 5th day of February, 2015

By order of the Board

/s/ Bronwyn Christie

Bronwyn M Christie
Company Secretary
Genetic Technologies Limited

VOTING ENTITLEMENT NOTICE

For the purposes of the Meeting, the Company has determined that, in accordance with regulation 7.11.37 of the Corporations Regulations, Shares will be taken to be held by the persons registered as holders at 7.00 pm on 4 March 2015. Accordingly, transfers registered after that time will be disregarded in determining entitlements to vote at the Meeting.

PROXIES

A Shareholder entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy form may specify the proportion or number of votes which the proxy may exercise. If it does not specify the proportion or number of votes the proxy may exercise, each proxy may exercise half of the votes. A proxy need not be a Shareholder. Proxy Forms must be lodged in accordance with the directions set out on the Proxy Form not later than 48 hours prior to the Meeting.

Appointment of Proxies

If you are entitled to vote at the Meeting you have the right to appoint a proxy to attend and vote in your place. To appoint a proxy you should complete Step 1 on the attached Proxy Form. If you wish to appoint a person other than the Chairman, you should complete the second panel in Step 1, and not “tick” the first panel.

The proxy need not be a Shareholder of the Company. If you are entitled to cast two or more votes you may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the proxy appointments do not specify the proportion or number of your votes that each proxy may exercise, each proxy may exercise half your votes. If there is more than one proxy appointed, on a show of hands only one of the proxies may vote, but on a poll, each proxy may exercise votes in respect of those Shares the proxy represents.

The Chairman intends to vote all undirected proxies in favour of the resolutions put in the Notice of Extraordinary General Meeting.

If a member has not directed his or her proxy how to vote, the proxy may vote as the proxy determines.

Completed proxy forms must be either delivered to the Company’s offices (at 60-66 Hanover Street, Fitzroy, Victoria 3065 Australia), or sent by mail (to P.O. Box 115, Fitzroy, Victoria 3065 Australia), or sent by fax, within Australia on (03) 8412 7040 or outside Australia on +61 3 8412 7040, to be received by no later than 10.00 am on 4 March 2015.

Bodies Corporate

A body corporate may appoint an individual as its representative to exercise any of the powers the body may exercise at meetings of the Company’s Shareholders. The appointment may be a standing one. Unless the appointment states otherwise, the representative may exercise all of the powers that the appointing body could exercise at a meeting or in voting on a resolution.

The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company.

GENETIC TECHNOLOGIES LIMITED

EXTRAORDINARY GENERAL MEETING

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of Shareholders of the Company in connection with the business to be conducted at the Extraordinary General Meeting of Shareholders to be held at 10.00 am on Friday, 6 March 2015.

As Shareholders may be aware, the Company has an ongoing funding requirement with the continuing roll out of its flagship lead breast cancer test, BREVAGenplus, in the US and has been proactive in raising capital to strengthen the Company’s funding position.

Recently in terms of capital raising activity:

•                  As announced on 15 September 2014 the Company entered into a bond facility with investors introduced by Lodge Corporate Pty Ltd raising cash proceeds of $2.15 million.  This was subsequently approved by the Company Shareholders on 25 November 2014 to be convertible into Shares in the Company;

•                  On 19 November 2014 the Company completed the disposal of its Australian Heritage Business, generating cash proceeds of $2.0 million (before costs);

•                  On 27 November 2014 the Company’s equity line with Ironridge Global IV Ltd (Ironridge) completed with Ironridge converting its remaining portion of the Redeemable Convertible Note;

•                  On 22 December 2014 the Company’s Share Purchase Plan, announced on 3 December 2014, closed raising $257,500; and

•                  On 22  January 2015  the Company announced that it had entered into a Standby Equity Placement Facility with Kentgrove Capital Growth Fund (Kentgrove), an investment fund managed by Kentgrove Capital Pty Ltd (Kentgrove Standby Facility), under which the Company has the right (but not obligation) to lodge allotment requests with Kentgrove for the subscription of up to $24 million on the terms as outlined in this Explanatory Memorandum.

•                  On 30 January 2015 and 2 February 2015 the Company allotted to Kentgrove 41,933,191 and 34,066,809 Shares respectively pursuant to the Kentgrove Standby Facility to raise a total of approximately $1,423,615.

The matters detailed in this Notice of Extraordinary General Meeting relate to its recent capital raising activities and also to provide the Company with flexibility to continue to raise further capital subject to market conditions:

•                  Resolutions 1 and 2 — to refresh the Company’s 15% placement capacity under ASX Listing Rule 7.1;

•                  Resolution 3 — to approve the issue of Shares by the Company under the Kentgrove Standby Facility;

•                  Resolution 4 — to provide flexibility for the Company to undertake a private placement of Shares to sophisticated or wholesale investors.

The Board believes that the flexibility of the Kentgrove Standby Facility, together with the ability to undertake a further private placement, will give the Company a solid platform to pursue its sales and marketing strategy for BREVAGenplus of focusing on healthcare professionals in comprehensive breast health care and imaging centres, as well as obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

The entitlement to raise further capital in the 3 months following this Meeting (without further prior shareholder approval) is being sought for the Kentgrove Standby Facility (Resolution 3) and to undertake further private placements (Resolution 4) is intended to provide the Company with the flexibility to seek funds relative to market conditions. The Company is under no obligation to use either of these sources and may decide not to use either. If it does decide to seek further capital via either the Kentgrove Standby Facility or a further private placement, the Company has the discretion to determine the composition (between capital raising under the Kentgrove Standby Facility and a private placement) and also how much capital (subject to the respective maximum amounts as described in each resolution) it will seek to raise.

1.                                      Resolution 1 — Ratification of prior Placement of Shares to Ironridge Global IV Ltd

1.1                          Short explanation

On 28 November 2014 the Company issued to the professional and sophisticated investor Ironridge Global IV Ltd (Ironridge) at the price per Share of $0.014, an amount of 10,583,420 fully paid ordinary shares in the capital of the Company (Ironridge Placement).

The Ironridge Placement was issued out of the Company’s entitlement under its ASX Listing Rule 7.1 capacity at that time.

ASX Listing Rule 7.4 permits a company to obtain ratification from its Shareholders in relation to a prior share issue. Resolution 1 seeks shareholder ratification of the Ironridge Placement. If ratified, the Ironridge Placement Shares would be excluded in the future from the calculation of the Company’s 15% entitlement under ASX Listing Rule 7.1.

1.2                          Information required under ASX Listing Rules 7.5

The ASX Listing Rules set out a number of regulatory requirements that must be satisfied in relation to the ratification of the Ironridge Placement Shares.  ASX Listing Rule 7.5 requires that the meeting documents concerning a proposed resolution to approve a prior issue in accordance with ASX Listing Rule 7.4 must include the following information:

(a)                                 The number of securities allotted:

10,583,420 Ironridge Placement Shares have been allotted pursuant to the Company’s 15% entitlement under ASX Listing Rule 7.1.

(b)                                 The issue price at which the securities were allotted:

The price of $0.014 per Share.

(c)                                  The terms of the securities:

Ironridge Placement Shares issued were fully paid ordinary shares ranking equally in all respects with all other fully paid ordinary shares then on issue in the Company.

(d)                                 The names of the allottees or the basis upon which the allottees were determined

Ironridge Global IV Ltd .

(e)                                  The use (or intended use) of the funds raised:

The Ironridge Placement Shares were issued to Ironridge Global IV Ltd (Ironridge) in lieu of a cash payment of interest under the Original Convertible Note issued by the Company to Ironridge (which Original Convertible Note is described in the Company’s Notice of Extraordinary Meeting dated 27 August 2014).  Accordingly, the issue of these 10,583,420 Shares did not result in the Company receiving any cash funds;

1.3                          Effect of passing of Resolution 1

Resolution 1, if passed, from the date of Shareholder approval the Ironridge Placement Shares will not be included in the calculation of its 15% entitlement under ASX Listing Rule 7.1.

1.4                          Recommendation for Resolution 1

The Company directors unanimously recommend that Shareholders approve Resolution 1.

1.5                          Voting Exclusion Statement — Resolution 1

Pursuant to ASX Listing Rules 7.5.6, the Company will disregard any votes cast on Resolution 1 by:

•                                     Ironridge Global IV Ltd ; and

•                                     an associate of that person (or those persons).

However, the Company need not disregard a vote if:

•                                     it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•                                     it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

2.                                 Resolution 2 — Ratification of prior Placement of Shares to Kentgrove Capital Growth Fund

2.1                          Short explanation

The Company issued to the professional and sophisticated investor Kentgrove Capital Growth Fund, an investment fund managed by Kentgrove Capital Pty Ltd (Kentgrove) and at the price per Share listed in Annexure A, a total of 116,000,000 fully paid ordinary shares (Kentgrove Shares), including 76,000,000 Shares pursuant to the Kentgrove Standby Facility (Kentgrove Placements).

The Kentgrove Placements were issued out of the Company’s entitlement under its ASX Listing Rule 7.1 capacity at that time.

ASX Listing Rule 7.4 permits a company to obtain ratification from its Shareholders in relation to a prior share issue. Resolution 2 seeks shareholder ratification of the Kentgrove Placements. If ratified, the Kentgrove Placements Shares would be excluded in the future from the calculation of the Company’s 15% entitlement under ASX Listing Rule 7.1.

2.2                          Information required under ASX Listing Rules 7.5

The ASX Listing Rules set out a number of regulatory requirements that must be satisfied in relation to the ratification of the Kentgrove Placements Shares.  ASX Listing Rule 7.5 requires that the meeting documents concerning a proposed resolution to approve a prior issue in accordance with ASX Listing Rule 7.4 must include the following information:

(a)                            The number of securities allotted:

A total of 116,000,000 Kentgrove Placements Shares as have been allotted as detailed in Annexure A to this Notice of Extraordinary General Meeting pursuant to the Company’s 15% entitlement under ASX Listing Rule 7.1.

(b)                            The issue price at which the securities were allotted:

The prices as described in Annexure Ato this Notice of Extraordinary General Meeting

(c)                             The terms of the securities:

Kentgrove Placement Shares issued were fully paid ordinary shares ranking equally in all respects with all other fully paid ordinary shares then on issue in the Company.

(d)                            The names of the allottees or the basis upon which the allottees were determined

As listed in Annexure A to this Notice of Extraordinary General Meeting.

(e)                             The use (or intended use) of the funds raised:

(i)                                              An amount of 40,000,000 Shares were issued as the Facility Fee, being consideration for Kentgrove agreeing to operate the Facility for the period of 24 months, as detailed in Annexure B to this Notice of Extraordinary General Meeting.  Accordingly, the issue of these 40,000,000 Shares did not result in the Company receiving any cash funds;

(ii)                                          On 30 January 2015 the Company issued 41,933,191 Shares to Kentgrove (pursuant to the Kentgrove Standby Facility) at a price of $0.01407 per Share to raise approximately $590,000. These funds raised will be applied to the general working capital purposes of the Company; and

(iii)                                      On 2 February 2015 the Company issued 34,066,809 Shares to Kentgrove (pursuant to the Kentgrove Standby Facility) at a price of $0.02447 per Share to raise approximately $833,615. These funds raised will be applied to the general working capital purposes of the Company.

2.3                          Effect of passing of Resolution 2

Resolution 2, if passed, from the date of Shareholder approval the Kentgrove Placements Shares will not be included in the calculation of its 15% entitlement under ASX Listing Rule 7.1.

2.4                          Recommendation for Resolution 2

The Company directors unanimously recommend that Shareholders approve Resolution 2.

2.5                          Voting Exclusion Statement — Resolution 2

Pursuant to ASX Listing Rules 7.5.6, the Company will disregard any votes cast on Resolution 2 by:

•                                     Kentgrove Capital Pty Ltd; and

•                                     an associate of that person (or those persons).

However, the Company need not disregard a vote if:

•                                     it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•                                     it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3.                                 Resolution 3  —  Approval of Standby Equity Placement Facility (Kentgrove Capital Growth Fund)

3.1                          Short explanation

As referred to above and announced to the ASX market on 22 January 2015, the Company has entered into a Standby Equity Placement Facility with Kentgrove Capital Growth Fund (Kentgrove), an investment fund managed by Kentgrove Capital Pty Ltd (Kentgrove Standby Facility).

The key terms of the Kentgrove Standby Facility are summarised in Annexure B.

Shareholders should note in respect of the Kentgrove Standby Facility:

•                 It is at the discretion of the Company as to whether or not it will provide Kentgrove with an allotment request, the maximum allotment amount and when an allotment request is made by the Company under the Kentgrove Standby Facility;

•                 On entry into the Kentgrove Standby Facility, the Company issued 40 million Shares, representing 2.33%  of the total Facility amount, as consideration for Kentgrove agreeing to operate the Facility for the period of 24 months (Facility Fee).  The Facility Fee only accrues as the Facility is used by the Company and is rebatable on a pro-rata proportional basis (less 20%) on termination of the Facility to the extent the Company does not drawdown that amount under the Kentgrove Standby Facility;

•                 Allotments of Shares reflecting drawdowns accepted by Kentgrove are to be issued at a 5% discount to a volume weighted average price (VWAP) over the period of the placement, subject to the minimum issue price determined by the Company;

•                 The provision of funding by Kentgrove, under the Facility, is subject to a number of conditions, including that the market traded price be no lower than the minimum issue price set by the Company, and other conditions customarily included in facilities of this nature.

•                 The Company is only entitled to allot Shares pursuant to the approval sought under this Resolution 3 for a period of 3 months, after which the Company will need to rely on its available capacity under ASX Listing Rule 7.1 to allot any further Shares pursuant to the Kentgrove Standby Facility or seek further Shareholder approval. The 76,000,000 Placement Shares (issued as described in section 2.2(e) above) were issued pursuant to the Company’s on available capacity under ASX Listing Rule 7.1 at that time. Approval of this Resolution 3 will mean that for the 3 month period after the approval the Company will not need to rely on its available capacity under ASX Listing Rule 7.1 to issue Shares pursuant to the Kentgrove Standby Facility.

The Board believes the Kentgrove Standby Facility provides flexibility for the Company and will assist with its funding requirements as the market for BREVAGenplus continues to expand in the US.

3.2                               Regulatory Requirements

The ASX Listing Rules set out a number of regulatory requirements that must be satisfied in relation to the ratification of the issue of securities under Resolution 3.  These are summarised below.

3.3                               Information required under ASX Listing Rules 7.1

ASX Listing Rule 7.3 requires that a notice of meeting pursuant to which Shareholders are required to consider approving a resolution pursuant to ASX Listing Rule 7.1 must include the following information:

(a)                                 the maximum number of securities to be issued:

The maximum number of Shares which may be issued under the Kentgrove Standby Facility (over the term of the Facility) being calculated by dividing the maximum Facility amount of $24 million divided by the Issue Price (as described in (c) below).

(b)                            the date by which the securities will be issued:

Within 3 months of the date of Shareholder approval at this Extraordinary General Meeting.

(c)                             the issue price of securities:

Calculated in accordance with the Kentgrove Standby Facility, being at a 5% discount to a volume weighted average price over the relevant period, subject to the minimum issue price (determined by the Company), but in all instances no less than 80% of the volume weighted average price of Shares, calculated over the last 5 days of trading of Shares on the ASX before the day on which the relevant issue is made (Issue Price).

(d)                            the names of the allottees or the basis upon which the allottees were determined:

Kentgrove Capital Growth Fund, an investment fund managed by Kentgrove Capital Pty Ltd.

(e)                             the terms of the securities:

Shares to be issued will be fully paid ordinary shares ranking equally in all respects with all other fully paid ordinary shares then on issue in the Company.

(g)                             the intended use of the funds raised:

If the Shares are allotted, the funds raised will be used by the Company for general working capital purposes.

3.4                               Recommendation for Resolution 3

The Company directors unanimously recommend that Shareholders approve Resolution 3.

3.5                               Voting Exclusion Statement — Resolution 3

Pursuant to ASX Listing Rules 7.3 and 14.11.1, the Company will disregard any votes cast on the resolution by:

•                  any person who is to participate under the proposed allotment which is the subject of Resolution 3; and

•                  an associate of the persons described in paragraph (a) above.

However, the Company may not disregard a vote if:

•                  it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•                  it is cast by the person chairing the general meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

4.                                      Resolution 4 - Approval of proposed new placement of Shares to sophisticated investors

4.1                               Short explanation

The Company requires additional funding for its general working capital and is seeking Shareholder approval for the ability to raise capital from institutional and sophisticated investors (Subscribers) who wish to subscribe for Shares in the Company (Further Shares), being persons described in Sections 708(8) and 708(10) of the Corporations Act.

By Resolution 4 the Company is seeking prior Shareholder approval for the purposes of ASX Listing Rule 7.1.  By obtaining the prior approval of Shareholders for the issue of securities proposed under this Resolution 4, the Company will be able to issue up to a maximum of $15 million worth of Further Shares to the Subscribers without being in breach of ASX Listing Rule 7.1. Those Further Shares will not be included in the calculation of the Company’s 15% entitlement under ASX Listing Rule 7.1.

The Further Shares will be issued at not less than the Minimum Share Price.

4.2                               Regulatory Requirements

The ASX Listing Rules set out a number of regulatory requirements that must be satisfied in relation to the ratification of the issue of securities under Resolution 4.  These are summarised below.

4.3                               Information required under ASX Listing Rules 7.1

ASX Listing Rule 7.3 requires that a notice of meeting pursuant to which Shareholders are required to consider approving a resolution pursuant to ASX Listing Rule 7.1 must include the following information:

(a)                                 the maximum number of securities to be issued:

The maximum number of Further Shares to be issued will be calculated as a function of $15 million divided by the Minimum Share Price.

(b)                                 the date by which the securities will be issued:

Within 3 months of the date of Shareholder approval at this Extraordinary General Meeting.

(c)                                  the issue price of securities:

As determined by the Board but not less than 80% of the volume weighted average price of Shares, calculated over the last 5 days of trading of Shares on the ASX before the day on which the relevant issue is made.

(d)                                 the names of the allottees or the basis upon which the allottees were determined:

The allottees will be institutional and sophisticated investors (being persons described in Sections 708(8) and 708(10) of the Corporations Act) to be identified by the Company.

(e)                                  the terms of the securities:

Further Shares to be issued will be fully paid ordinary shares ranking equally in all respects with all other fully paid ordinary shares then on issue in the Company.

(g)                                  the intended use of the funds raised:

If the Further Shares are allotted, the funds raised will be used by the Company for general working capital purposes.

4.4                               Recommendation for Resolution 4

The Company directors unanimously recommend that Shareholders approve Resolution 4.

4.5                               Voting Exclusion Statement — Resolution 4

Pursuant to ASX Listing Rules 7.3 and 14.11.1, the Company will disregard any votes cast on the resolution by:

•                  any person who is to participate under the proposed allotment which is the subject of Resolution 4; and

•                  an associate of the persons described in paragraph (a) above.

However, the Company may not disregard a vote if:

•                  it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•                  it is cast by the person chairing the general meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

5.                                      Further information

The Directors of the Company are not aware of any other information which is relevant to the consideration by members of the proposed Resolutions set out in this Notice of Extraordinary General Meeting.

The directors recommend members read these explanatory notes in full and, if desired, seek advice from their own independent financial or legal adviser as to the effect of the proposed Resolutions before making any decision in relation to the proposed Resolutions.

6.                                      Definitions

In these Explanatory Notes, the following terms have the meanings as stated below:

$ means Australian currency unless stated to the contrary.

Associate has the meaning given to that term in the Corporations Act.

ASX means ASX Limited ACN 008 624 691.

ASX Listing Rules means the Listing Rules of the ASX as amended from time to time.

Board means the board of Directors of the Company.

Business Day means a day which is not a Saturday, Sunday or public holiday in Victoria.

Company means Genetic Technologies Limited ACN 009 212 328.

Corporations Act or Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Explanatory Memorandum means the explanatory memorandum attached to this Notice of Extraordinary General Meeting.

Extraordinary General Meeting means the extraordinary general meeting of the Company to be held on Friday, 6 March 2015 pursuant to this Notice of Extraordinary General Meeting.

Minimum Share Price means the minimum issue price of a Share which is no less than 80% of the VWAP of Shares, calculated over the last 5 days of trading of Shares on the ASX before the day on which the relevant issue was made.

Notice of Extraordinary General Meeting or Notice means this notice of extraordinary general meeting.

Resolution means the resolution referred to in this Notice of Extraordinary General Meeting.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

VWAP means the volume weighted average market price on the ASX.

Annexure A — Details of Share issues which are subject to Resolution 2

	Date of	Number of	Price per
Name of Investor	Allotment	Shares Allotted	Share

Kentgrove — Facility Fee as described in Annexure B	22/01/2015	40,000,000	$0.014

Kentgrove	30/01/2015	41,933,191	$0.01407

Kentgrove	2/2/2015	34,066,809	$0.02447

TOTAL SHARES ALLOTTED		116,000,000

Annexure B — Outline of Kentgrove Standby Facility

1.                                      Standby Equity Placement Facility

The Company has entered into a standby equity placement facility with Kentgrove Capital Growth Fund, an investment fund managed by Kentgrove Capital Pty Ltd ACN 150 638 627 (Kentgrove), under which the Company at its election may request and Kentgrove may at its election accept the allotment of Shares in the Company from time to time on the terms of the facility (Kentgrove Standby Facility).  Either the Company or Kentgrove may terminate the Kentgrove Standby Facility on 7 days notice without the need to provide any reason or cause. No termination fee is payable by either party.

2.                                      Allotment Request and Subscription

Where under the Kentgrove Standby Facility, the Company has issued a request which is accepted by Kentgrove, the issue price for the relevant Shares is calculated at a 5% discount to a volume weighted average price (VWAP) of trading in the Company’s Shares by Kentgrove over the period of the placement (Issue Price), subject to the Minimum Issue Price (defined below) determined by the Company. In all cases, if the Shares are issued pursuant to Resolution 3, the Issue Price shall not be less than 80% of the VWAP for the Shares calculated over the last 5 days on which sales in the Shares were recorded before the day on which the issue is made.

It is a standby facility allowing the Company from time to time to request Kentgrove to subscribe for Shares in the Company.  There is no minimum number of Shares which must be issued. The maximum number of Shares which may be issued under the Kentgrove Standby Facility over the term of the Facility is that number of Shares which at the Issue Price is in aggregate equal to $24 million. The Company is under no obligation to request and, except to the extent the request is accepted, Kentgrove is under no obligation to subscribe for Shares in the Company. Kentgrove cannot subscribe for Shares except in accordance with a request from the Company, and cannot initiate a request.

If the Company, from time to time, provides Kentgrove Capital with an Allotment Request, in that Allotment Request the Company will specify:

• the relevant period for the Share Allotment (Allotment Period)

• the maximum number of Shares Kentgrove may subscribe for (Maximum Subscription Amount) and

• the minimum price at which the Company would be prepared to issue Shares for the relevant period (Minimum Issue Price) which in any case, if issued pursuant to Resolution 3, shall not be less than 80% of the VWAP for the Shares calculated over the last 5 days on which sales in the Shares were recorded on the ASX before the day on which the relevant issue is made.

Kentgrove then decides as to how much of the Allotment Request it will accept. At the end of the Allotment Period Kentgrove provides the Company with a written confirmation (Allotment Notice) confirming the number of Shares Kentgrove will purchase and the applicable Issue Price. The Company will issue to Kentgrove the allotted Shares, Kentgrove will provide the subscription monies for those Shares (Allotment Monies), and the Company will update the ASX market by the required disclosure.

All Allotment Requests are subject to the Company’s ability to issue the Shares when required including, if applicable, its capacity under ASX Listing Rule 7.1.

3.                                      Shareholder Approval

The Company is pursuant to Resolution 3 of this Notice of Extraordinary General Meeting seeking Shareholder approval for the allotment of Shares under the Kentgrove Standby Facility.  If Shareholder approval is not obtained for any reason, the Company may still proceed with the allotment of Shares under the Kentgrove Standby Facility utilising its 15% capacity under ASX Listing Rule 7.1.

4.                                      Kentgrove Facility Fee

On entry into the Kentgrove Standby Facility and immediately following the lodgement with ASIC of a prospectus (in relation to the Kentgrove Standby Facility), the Company issued Kentgrove 40 million Shares, representing 2.33% of the total Facility amount, as consideration for Kentgrove agreeing to operate the Facility for the period of 24 months (Facility Fee). The Facility Fee Shares are the subject of part of the ratification sought pursuant to resolution 2 of this Notice of Extraordinary General Meeting. The Facility Fee only accrues to the benefit of Kentgrove on a proportional basis, as the Kentgrove Standby Facility is used by the Company. The Facility Fee shall be rebated, on a pro rata proportional basis, for the dollar amount of the Kentgrove Standby Facility that has not been utilised upon termination or expiry of the Facility. The rebate (Facility Fee Rebate) equates to a repayment of 80% of the Facility Fee or a buy back or cancellation of the Facility Fee Shares (as nominated by Kentgrove).

5.                                      Tax Liability

The Company will pay an equivalent amount in cash to Kentgrove Capital for any tax liability incurred by Kentgrove Capital in relation to the portion of the Facility Fee that has not yet accrued and been brought to account under the unutilised portion of the Facility, payable if and when the tax liability arises. Kentgrove Capital will make repayments to the Company, in respect of the tax liability advance, when Kentgrove Capital invoices the Company, on a quarterly basis, as and when the facility fee is brought to account.

6.                                      Limited Future Funding Restrictions

The Company shall have no restrictions as a result of the Kentgrove Standby Facility on entering into debt financing arrangements or from undertaking additional private placements, rights issues or Shareholder purchase plans. However, the Company will be restricted from entering into a similar equity line facility for a period of 24 months from the commencement of this Agreement. Should the Company enter into a similar Transaction within this 24 month period (unless as a result of gross negligence on the part of Kentgrove or Kentgrove defaulting on its obligations under the Facility) then any Facility Fee that was previously rebated must be repaid to Kentgrove. If the Company is in default of its obligations under the Kentgrove Standby Facility, then the Facility Fee Rebate will not apply.

7.                                      Shares Issued

All Shares issued pursuant to the Kentgrove Standby Facility will rank equally in all respects with existing Shares from the date of their issue.

Genetic Technologies Limited ABN 17 009 212 328 T 000001 000 GTG *S000001Q01* MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 Lodge your vote: (By Mail): P.O. Box 115, Fitzroy Victoria 3065 Australia By Hand Delivery: 60-66 Hanover Street, Fitzroy, Victoria 3065 Australia Alternatively you can fax your form to (within Australia) 03 8412 7040 (outside Australia) +61 3 8412 7040 For all enquiries call: (within Australia) 1300 850 505 (outside Australia) +61 3 9415 4000 Proxy Form For your vote to be effective it must be received by 10:00am (Melbourne time) Wednesday, 4 March 2015 How to Vote on Items of Business All your securities will be voted in accordance with your directions. Appointment of Proxy Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. A proxy need not be a securityholder of the Company. www.investorcentre.com Signing Instructions Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. Attending the Meeting Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab, “Printable Forms”. Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form. Turn over to complete the form View your securityholder information, 24 hours a day, 7 days a week: Review your securityholding Update your securityholding Your secure access information is: SRN/HIN: I9999999999 PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. Samples/000001/000001/i

MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ‘X’) should advise your broker of any changes. (I 9999999999) (I N D) Proxy Form Please mark to indicate your directions STEP 1 Appoint a Proxy to Vote on Your Behalf XX I/We being a member/s of Genetic Technologies Limited hereby appoint (the Chairman) OR (of the Meeting) PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s). or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Extraordinary General Meeting of Genetic Technologies Limited to be held at 60-66 Hanover Street, Fitzroy, Victoria on Friday, 6 March 2015 at 10:00am (Melbourne time) and at any adjournment or postponement of that meeting. (STEP 2) Items of Business PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority. Resolution 1 Ratification of prior Placement of Shares to Ironridge Global IV Ltd Resolution 2 Ratification of prior Placement of Shares to Kentgrove Capital Growth Fund Resolution 3 Approval of Standby Equity Placement Facility (Kentgrove Capital Growth Fund) Resolution 4 Approval of proposed new placement of Shares to sophisticated investors The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made. (SIGN) Signature of Securityholder(s) This section must be completed. Individual or Securityholder 1 Securityholder 2 Securityholder 3 Sole Director and Sole Company Secretary Director Director/Company Secretary Contact Name Contact Daytime Telephone Date (//) G T G 1 9 5 5 1 0 A